UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 31, 2009

Commission File Number 001-31731

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President & CFO

Index to Exhibits

Exhibit	Description
99.1	Press Release, Dated March 31, 2009, Relating to the Announcement for the Convention of 2009 Annual General Shareholders’ Meeting of Chunghwa Telecom Co., Ltd.

EXHIBIT 99.1

Announcement for the Convention of 2009 Annual General Shareholders’ Meeting of

Chunghwa Telecom Co., Ltd.

Taipei, Taiwan, R.O.C. March 31, 2009 – Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or the “Company”), today announced that the Company will hold its annual general shareholders’ meeting (the “Meeting”) at Chunghwa Telecom Training Institute (No.168, Minzu Road, Banciao City, Taipei County, Taiwan, R.O.C.) at 9:00 a.m., Friday, June 19, 2009.

As provided in Article 165 of the ROC Company Law, the shareholder register shall be closed for registration of share transfer from April 21 to June 19, 2009. Any person who has acquired Chunghwa’s shares but not registered as a holder of such shares shall apply for registration with the Stock Affairs Department of Taiwan Securities Co., Ltd. (B1, No. 96, Sec.1, Jianguo N. Road, Taipei, Taiwan) by 4:30 p.m., April 20, 2009, in person, or April 20, 2009 by post, as per postal office stamp date.

The period (the “Submission Period”) for shareholders of Chunghwa to submit any shareholder proposals with Chunghwa for voting at the Meeting is from 9:00 a.m. to 5:00 p.m., April 10 to April 20, 2009. All submissions must be made in writing to the Finance Department of Chunghwa Telecom Co., Ltd. (21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan) within the Submission Period in accordance with Article 172-1 of the ROC Company Law.

As provided under Section 4.7(b) of the Amended and Restated Deposit Agreement (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A. (“JPMorgan”) and all holders and beneficial owners from time to time of American Depositary Receipts (“ADSs”) issued thereunder, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the Shareholder Record Date are entitled to submit one written proposal in each year for voting at the general shareholders’ meeting of the Company. The proposal must be submitted in Chinese to Mr. Michael Oliver, ADR Client Services of JPMorgan Chase Bank N.A. (500, Stanton Christiana Road, Newark, DE 19713, U.S.A.) at least five business days prior to the expiry of the Submission Period and not be more than 300 Chinese characters in length.

For more information in connection with the proposal right of holders of ADSs, please refer to a form of the Deposit Agreement as an exhibit to the Company’s registration statement on Form F-6 (File No. 333-147321) which was filed with U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

If you have any questions in connection with the Meeting, please contact the following person:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

21-3 Hsinyi Road, Section 1,

Taipei, Taiwan,

Republic of China